UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 13F


Form 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: June 30, 2012

Check here if Amendment[ ]; Amendment Number:
This Amendment  []is a restatement.
                []adds new holdings entries.

Institutional Investment Managers Filing this Report:
Name: Robotti & Company Advisors, LLC
Address:6 East 43rd Street, 23rd Floor
        New York, NY 10017-4651

The institutional investment manager filing this report and the
person by whom it is signed hereby represent that the person
signing the report is authorized to submit it, that all
information contained herein is true, correct and complete, and
that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of
this form.

Person Signing this Report on Behalf of Reporting Manager:
Name:   Robert E. Robotti
Title:  President
Phone:  212-986-4800

Form 13F File Number: 028-14390

Signature, Place, and Date of Signing:

/s/ Robert E. Robotti   New York, NY   August 14, 2012
----------------------- --------------  ---------------

Report Type

[ ]13F HOLDING REPORT
[X]13F NOTICE.
[ ]13F COMBINATION


List of Other Managers Reporting for this Manager:

Form 13F File Number          Investment Manager
-------------------           ------------------

028-10843                     Robert E. Robotti

028-11689                     Mario Cibelli